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[VIVENDI UNIVERSAL LOGO]



                  Vivendi Universal Withdraws its Case Against
                           Mr. Messier and Mr. Licoys


Paris, January 27, 2004 - Vivendi Universal [Paris Bourse: EX FP; NYSE: V] withdrew its case against Mr. Jean-Marie Messier and Mr. Eric Licoys at the Paris Commercial Court after Mr. Messier's decision to relinquish his claim to 20 million euros following the transaction with the Securities and Exchange Commission (SEC) concluded on December 23, 2003. The Court announced the cancellation of the case on January 26.



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